Filed Pursuant to Rule 433

Free Writing Prospectus dated October 28, 2022

Relating to Preliminary Prospectus Supplement dated October 28, 2022

Prospectus dated October 22, 2021

Registration No. 333-260437

Honeywell International Inc.

Pricing Term Sheet

4.125% Senior Notes due 2034

Issuer:	Honeywell International Inc.

Trade Date:	October 28, 2022

Original Issue/Settlement Date:	November 2, 2022 (T+3)

Security Type:	Senior Unsecured

Offering Format:	SEC Registered

Principal Amount:	€1,000,000,000

Coupon:	4.125%

Stated Maturity Date:	November 2, 2034

Issue Price:	98.917%

Yield to Maturity:	4.242%

Benchmark Bund:	DBR 1.700% due August 15, 2032

Benchmark Bund Price and Yield:	96.645%; 2.082%

Spread to Benchmark Bund:	+ 216 bps

Mid-Swap Yield:	2.992%

Spread to Mid-Swap Yield:	+ 125 bps

Interest Payment Dates:	November 2 of each year, commencing November 2, 2023

Optional Redemption Provisions:

Make-Whole Call:	Prior to August 2, 2034, make-whole call at Bunds plus 35 bps plus accrued and unpaid interest to the redemption date

Par Call:	On or after August 2, 2034, at par plus accrued and unpaid interest to the redemption date

Proceeds (after underwriting discount and before expenses) to Issuer:	€984,670,000 (98.467% of principal amount)

CUSIP/ISIN/Common Code:	438516 CG9 / XS2551903425 / 255190342

Legal Entity Identifier (LEI) Code:	ISRPG12PN4EIEOEMW547

Expected Ratings (Moody’s / S&P / Fitch):*	A2/A/A

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	Actual / Actual (ICMA)

Listing:	Application will be made to list the notes on the Nasdaq Bond Exchange

Stabilization:	Stabilization/FCA

Target Market:	MiFID II and/or the UK MiFIR Product Governance Rules professionals/ECPs-only / No PRIIPs KID and/or UK PRIIPs KID – Manufacturer target market (MIFID II product governance and/or the UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs and/or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the European Economic Area or the United Kingdom

Concurrent Offering	Substantially concurrently with this offering, the Issuer launched an offer of U.S. dollar-denominated notes (the “concurrent offering”). The concurrent offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer of any securities of the Issuer other than the notes to which this pricing term sheet relates. The concurrent offering may not be completed, and the completion of the concurrent offering is not a condition to the completion of the offering of the notes to which this pricing term sheet relates

Joint Book-Running Managers:	BNP Paribas Deutsche Bank AG, London Branch Goldman Sachs & Co. LLC UniCredit Bank AG

Senior Co-Managers:

Citigroup Global Markets Limited

J.P. Morgan Securities plc

Merrill Lynch International

Mizuho International plc

Morgan Stanley & Co. International plc

SMBC Nikko Capital Markets Limited

Wells Fargo Securities International Limited

Banco Bilbao Vizcaya Argentaria, S.A.

Banco Santander, S.A.

Société Générale

The Toronto-Dominion Bank

U.S. Bancorp Investments, Inc.

Co-Managers:

Academy Securities, Inc.

Barclays Bank PLC

Crédit Agricole Corporate and Investment Bank

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

NatWest Markets Plc

RBC Europe Limited

Scotiabank (Ireland) Designated Activity Company

Standard Chartered Bank

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and the accompanying prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the accompanying prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling BNP Paribas at +1 (800) 854-5674 (toll free), Deutsche Bank AG, London Branch at +1 (800) 503-4611 (toll free), Goldman Sachs & Co. LLC at +1 (866) 471-2526 (toll free) or UniCredit Bank AG at +49 89 378 15921.

We expect that delivery of the notes will be made to investors on or about November 2, 2022, which will be the third business day following the date of this pricing term sheet (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes more than two business days prior to their date of delivery will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

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